BloomZ Inc.

November 4, 2024

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall

Re:	BloomZ Inc.
Registration Statement on Form F-1, as amended
Initially Filed on October 30, 2024
File No. 333-282900

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BloomZ Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on November 6, 2024, or as soon thereafter as practicable.

Very truly yours,

BloomZ Inc.

By:	/s/ Kazusa Aranami
	Name:	Kazusa Aranami
	Title:	Chief Executive Officer, Director, and Chairwoman of the Board of Directors